SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                                (Amendment No. 6)



                                  Epigen, Inc.
                                ---------------
                                (Name of Issuer)


                                  Common Stock
                         -----------------------------
                         (Title of Class of Securities)


                                  294259 10 G
                                 --------------
                                 (CUSIP Number)


      Colin K. Harley, Harley & Deickler, P.O. Box 264, Woodbury, CT 06798
                                  203-263-2469
      --------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 28, 2000
             ------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for the other parties to whom copies are to be sent.

                                                             (Page 1 of 2 Pages)

CUSIP NO. 294259 10 G                  13D                   (Page 2 of 2 Pages)


1.  NAMES OF REPORTING PERSONS - Donald C. Fresne
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)[_]
                                                                          (b)[X]


3.  SEC USE ONLY


4.  SOURCE OF FUNDS* - Conversion of debt owed by Issuer to Reporting Person-OO;
                       PF


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(D) OR 2(E)                                                     [_]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION  -  UNITED STATES


NUMBER OF                  7.  SOLE VOTING POWER  -  5,993,730
SHARES
BENEFICIALLY               8.  SHARED VOTING POWER  -  0
OWNED BY
EACH                       9.  SOLE DISPOSITIVE POWER  -  5,993,730
REPORTING
PERSON WITH               10. SHARED DISPOSITIVE POWER  -  0



11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 5,993,730


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 37.50%


14. TYPE OF REPORTING PERSON*  -  IN

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            7/5/2000
                                            --------
                                            (Date)


                                            /s/ Donald C. Fresne
                                            --------------------
                                            (Signature)

                                            /a/ Donald C. Fresne
                                            ----------------------
                                            Donald C. Fresne, CEO,
                                            President, Chairman